Exhibit 21.1

List of subsidiaries, VIEs and significant subsidiaries of VIEs of the Registrant

Subsidiaries	Place of Incorporation
YZT (HK) Limited	Hong Kong
Xiaoying (Beijing) Information Technology Co., Ltd.	PRC
Ying Zhong Tong Financial Leasing (Tianjin) Co., Ltd.	PRC
Shenzhen Xiaoying Puhui Technology Co., Ltd.	PRC
Shenzhen Xiaoying Information Technology Co., Ltd.	PRC
Shenzhen Weiying Information Technology Co., Ltd.	PRC

VIEs	Place of Incorporation
Shenzhen Xiaoying Technology Co., Ltd.	PRC
Shenzhen Tangren Financing Guarantee Co., Ltd.	PRC
Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd.	PRC

Significant Subsidiaries of VIEs	Place of Incorporation
Shenzhen Ying Zhong Tong	PRC

*                                         The subsidiaries of the Registrant’s subsidiaries incorporated in PRC and other subsidiaries of the VIEs have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.